UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade – NIRE 3330029520-8

Publicly-held Company

Esteemed Shareholders,

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to CVM Instruction No. 481/09, as amended, discloses to the shareholders and the market in general the summary map received from the Bookkeeping Agent regarding the remote voting bulletin for the Extraordinary Shareholders’ Meeting (Assembleia Geral Extraordinária – AGE) called for March 19, 2019.

The Company clarifies that the exercise of this voting right via the completion and delivery of a remote voting ballot does not impede a shareholder’s ability to attend the AGE and exercise their vote in person, in which case the AGE Board will disregard the remote voting instruction, pursuant to Article 21-W, paragraph 5, item I, of CVM Instruction No. 481.

The Company emphasizes that it will verify shareholding positions as is customary for its General Shareholders’ Meetings to confirm the shareholding positions of the shareholders that choose to exercise their vote by completing and delivering a remote voting ballot, taking into consideration for the computation of the votes,  the most recent position of each shareholder that is available to the Company (or, in its absence, the shareholding position as informed by the depositary agent of the Company’s shares, pursuant to Article 21-T, item II, section "a” of CVM Instruction No. 481).

The Company also warns that the information contained in the summary voting statement published in accordance with the provisions of Article 21-W, third paragraph, of CVM Instruction No. 481, may not represent the results of the votes with respect to the matters that will be submitted for deliberation at an AGE, according to the Call Notice published on February 15, 2019, considering that such summary voting statement comprises only the votes cast by remote voting.

Rio de Janeiro, March 15, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Summary Voting Statement (Bookkeeping Agent)

Extraordinary Shareholders’ Meeting – March 19, 2019 at 10 a.m.

Company	OI S.A. - IN JUDICIAL REORGANIZATION
Process Number	1173
Meeting Date	March 19, 2019	Meeting Time	10:00 h
On-line Voting Start Date	February 17, 2019	On-line Voting End Date	March 13, 2019	* Total number of shares per deliberation" includes all types of shares.
Deliberation Code	Type of Deliberation	Status of the Deliberation	Voting Position	Sheet Code	Sheet Name	Sheet Location	Sheet Vote	Candidate Code	Candidate Name	Candidate’s Location	Candidate’s Vote	Voting Percentage	Total number of Common Shares per deliberation	Total number of Preferred Shares per deliberation	Total number of Preferred Shares per deliberation	other types of shares (Units / PNA, PNB, etc) shareholders must disclose all of the other types of shares and quantities that they own in the other columns.
1	Simple deliberation	Active	Approve										233,636,915	232,440,985	1,195,930
1	Simple deliberation	Active	Reject										884,333	884,333	-
1	Simple deliberation	Active	Abstain										666,917	616,917	50,000
2	Simple deliberation	Active	Approve										233,636,915	232,440,985	1,195,930
2	Simple deliberation	Active	Reject										884,333	884,333	-
2	Simple deliberation	Active	Abstain										666,917	616,917	50,000
3	Simple deliberation	Active	Approve										234,521,248	233,325,318	1,195,930
3	Simple deliberation	Active	Abstain										666,917	616,917	50,000
4	Simple deliberation	Active	Approve										233,636,915	232,440,985	1,195,930
4	Simple deliberation	Active	Reject										884,333	884,333	-
4	Simple deliberation	Active	Abstain										666,917	616,917	50,000
5	Simple deliberation	Active	Approve										234,521,248	233,325,318	1,195,930
5	Simple deliberation	Active	Abstain										666,917	616,917	50,000
6	Simple deliberation	Active	Approve										233,636,915	232,440,985	1,195,930
6	Simple deliberation	Active	Reject										884,333	884,333	-
6	Simple deliberation	Active	Abstain										666,917	616,917	50,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer